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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NO.  000-32741

                                                        CUSIP NUMBER 894631 20 9

                                                        (CHECK ONE):

|_| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|X| Form 10-Q and Form 10-QSB
|_| Form N-SAR

        For Period Ended: September 30, 2004

        |_|     Transition Report on Form 10-K
        |_|     Transition Report on Form 20-F
        |_|     Transition Report on Form 11-K
        |_|     Transition Report on Form 10-Q
        |_|     Transition Report on Form N-SAR
        For the Transition Period Ended: ____________________

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 10-13

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant                     Treasure Mountain Holdings, Inc.

Former Name if Applicable                   N/A

Address of Principal Executive Office       13-01 Pollitt Drive
(STREET AND NUMBER)                         Fair Lawn, New Jersey 07410
City, State and Zip Code

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PART II -- RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Additional time is required to complete the reviews necessary for finalization of the registrant's financial statements to account for the merger described below.


PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Peter H. Ehrenberg, Esq.                             (973-597-2500)
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        (Name and Title)                         (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On September 29, 2004, Vyteris, Inc. ("Vyteris") merged with a subsidiary of Treasure Mountain Holdings, Inc. ("TMHI") (the "Merger"). After the Merger, Vyteris' stockholders owned 98.2% of the outstanding common stock and rights to receive common stock of TMHI. The directors of TMHI resigned immediately prior to the Merger and the directors of Vyteris immediately prior to the Merger became the sole directors of TMHI, and the officers of TMHI resigned immediately prior to the Merger and the executive officers of Vyteris immediately prior to the Merger became the sole officers of TMHI.

     In its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, the registrant's condensed consolidated balance sheet as of September 30, 2004 and condensed consolidated statements of operations for the three and nine months ended September 30, 2004 will combine the historical financial statements of TMHI with the historical financial statements of Vyteris after giving effect to the Merger by recording the Merger as the issuance of Vyteris stock for the net monetary assets of TMHI, accompanied by a recapitalization with no goodwill or other intangibles recorded. TMHI had been engaged in the activity of the development and operations of mining properties and in 1957 the operations were abandoned and TMHI became inactive. TMHI has been in the developmental stage since that date. The effects of the Merger on Vyteris' condensed consolidated financial statements were not material.

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     The registrant anticipates that its results of operations for the three and nine months ended September 30, 2004 and 2003 and for the period from inception will be substantially as follows:


                                                THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                   SEPTEMBER 30,                      SEPTEMBER 30,
                                          ------------------------------      ------------------------------
                                              2004              2003              2004              2003
----------------------------------------  ------------      ------------      ------------      ------------
Revenues:
  Contract research revenue ............  $     32,500      $     55,000      $    92,500       $    200,000

Operating expenses:
   Research and development ............     3,310,850         2,286,664         8,544,546         6,472,042

  General and administrative ...........     1,492,087           601,679         2,979,622         1,780,487
                                          ------------      ------------      ------------      ------------
    Total operating expenses ...........     4,802,937         2,888,343        11,524,168         8,252,529

  Interest income ......................        (1,992)           (1,153)           (7,755)           (4,480)
  Interest expense to related parties...       111,106           477,044           787,299         1,248,969
  Interest expense .....................     4,431,554               949         6,403,511             3,710
                                          ------------      ------------      ------------      ------------
     Loss before benefit from state
     income taxes ......................    (9,311,105)       (3,310,183)      (18,614,723)       (9,300,728)

  Benefit from state income taxes ......            --                --                --                --
                                          ------------      ------------      ------------      ------------
Net loss ...............................  $ (9,311,105)     $ (3,310,183)     $(18,614,723)     $ (9,300,728)
                                          ============      ============      ============      ============

     These results differ substantially from the results previously published by TMHI with respect to the three and nine months ended September 30, 2003, in that during 2003 TMHI was independent of Vyteris.

     The Quarterly Report on Form 10-QSB to be filed by the registrant within five calendar days after its due date will provide explanations in substantially the following text for the following aspects of the registrant's results of operations:

     o The increases in research and development expense from the 2003 periods to the 2004 periods were primarily due to an increase in Vyteris' production, quality control and quality assurance staff in anticipation of commercializing Vyteris' LidoSite product and expenditures for raw materials for practice production runs, as well as continued spending on stabilizing raw material suppliers and in preparation for the FDA's inspection of Vyteris' facility and processes.

     o The increase in general and administrative expenses in the third quarter of 2004 reflects $800,000 of merger related expenses.

     o The increases in interest expense from the 2003 periods to the 2004 periods primarily reflect non-cash interest expenses associated with a financing effected by Vyteris prior to the consummation of the Merger.

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                        Treasure Mountain Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2004                  By: /s/ Michael G. McGuinness
                                            --------------------------
                                            Name:  Michael G. McGuinness
                                            Title:  Chief Financial Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------------ATTENTION-----------------------------------

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report

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     within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter.